As filed with the Securities and Exchange Commission on February 18, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT V, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
53227M 107
(CUSIP Number of Class of Securities)
Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Lightstone Value Plus REIT V, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 31, 2025. The Schedule TO relates to the Company’s offer to purchase for cash up to 2,200,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $14.08 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:
The Company has received the preliminary results of the Offer, which expired at 12:00 a.m. Eastern Time, on February 13, 2026. Based on the preliminary count by SS&C Technologies, Inc. (“SS&C”), the depositary, paying agent and information agent for the Offer, approximately 3.8 million Shares were validly tendered and not withdrawn before the expiration of the Offer. In accordance with the terms and conditions of the Offer, and based on the preliminary count by SS&C, the Company expects to accept for purchase approximately 2.2 million Shares at a purchase price of $14.08 per Share, for an aggregate cost of approximately $31.0 million of Shares, excluding fees and expenses relating to the Offer.
Based on this preliminary count, the Shares expected to be purchased in the Offer represent approximately 12% of the Company’s issued and outstanding Shares as of November 30, 2025. Immediately following payment for the Shares purchased in the Offer, the Company expects to have approximately 16.1 million issued and outstanding Shares.
Due to the oversubscription of the Offer, based on the preliminary results described above, the Company will accept for purchase on a pro rata basis approximately 57.6% of the Shares validly tendered and not withdrawn at the purchase price of $14.08 per share (other than “odd lot” holders, whose shares of common stock will be purchased in full on a priority basis).
The number of Shares expected to be purchased in the tender offer is preliminary and subject to change and to confirmation by SS&C. The final number of Shares to be purchased by the Company and the final proration information will be announced following the completion by the SS&C of the confirmation process. Payment for the Shares accepted for purchase under the Offer will occur promptly thereafter, in accordance with applicable law. Payment will be made in cash, less any applicable withholding taxes and without interest.

Item 12.	Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT V, INC.
Date: February 18, 2026
	By:	/s/ Seth Molod
Seth Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX
Exhibit	Description
(a)(1)(A)*	Offer to Purchase dated December 31, 2025

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders dated December 31, 2025

(a)(2)(B)*	Email to Financial Advisors

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding suspension of share redemption program

107*	Calculation of Filing Fee Table

*	Previously filed.